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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65717

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Old Greenwich Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12556 Brady Road
(No. and Street)

Jacksonville	**Florida**	**32223**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dave Quade	**203 653-3800**	dave@oldgreenwichllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T. Remus, CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(City)	(State)	(Zip Code)

2/23/2010   **PCAOB#: 3598**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A Quade _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Greenwich Partners, LLC _____ , as of December 31 _____, 20 22 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Old Greenwich Partners, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Old Greenwich Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Old Greenwich Partners, LLC as of December 31, 2022, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Old Greenwich Partners, LLC as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Old Greenwich, LLC's management. My responsibility is to express an opinion on Old Greenwich Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Old Greenwich Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Old Greenwich Partners, LLC's financial statements.

The supplemental information is the responsibility of Old Greenwich Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Old Greenwich Partners, LLC's auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 8, 2023

OLD GREENWICH PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	17,618
Total Assets	$	17,618

LIABILITIES AND MEMBER EQUITY

Liabilities	$	-
Member Equity		
Member Capital		47,600
Member Equity (Deficit)		(29,982)
Total Member Equity		17,618
Total Liabilities and Member Equity	$	17,618

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2022

REVENUES

Consulting fees	$	49,720

OPERATING EXPENSES

Professional fees	2,535
Management fees	36,000
General & administrative expense	122
Regulatory & Filing Fees	1,755
Insurance	472
Total expenses	40,884
Net Income	$ 8,836

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2022

	Member Capital		Member	Total
	Number of Units	Amount	Equity (Deficit)	Equity
Balance at December 31, 2021		$ 47,600	$ (38,818)	$ 8,782
Net income	-		8,836	8,836
Balance at December 31, 2022		$ 47,600	$ (29,982)	$ 17,618

See accompanying notes.

OLD GREENWICH PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	8,836
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		-
(Increase) decrease in cash attributable to changes in operating assets and liabilities:		-
Net cash provided by operating activities		8,836
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		8,836
Cash at Beginning of Year		8,782
Cash at End of Year	$	17,618

Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		

See accompanying notes.

OLD GREENWICH PARTNERS, LLC

Notes to Financial Statements

Year Ended December 31, 2022

1   Organization and Nature of Business

Old Greenwich Partners, LLC (the Company) formerly known as Kelbra Securities, LLC was organized in the State of Connecticut on March 5, 2009. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company provides financial consulting and advisory services for regulatory compliance matters. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2022.

(e) Revenue Recognition

The Company recognizes revenue from consulting fees in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Economic factors can impact the nature, amount, timing and uncertainty of revenue and cash flows. There were no unsatisfied performance obligations at December 31, 2022.

(f) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the member's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through January 8, 2023. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value".

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $17,618, which was $12,618 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0000 to 1.

4   Concentrations and Economic Dependency

The Company maintains its cash balances in a single financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022, there were no cash equivalent balances held in any accounts that were not fully insured.

The Company has been funded by its sole member since inception. The loss of this funding could have adverse effects on the Company's net capital.

The Company earned 100% of its consulting fees from one client.

5   Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

7   Related Party Transactions

The Company's principal operating officer and sole member provided significant services and received a management fee of $36,000 as compensation during the year ended December 31, 2022.

8   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2022 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

OLD GREENWICH PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2022
Schedule I

NET CAPITAL

Capital contributed	$	47,600
Member equity (deficit)		(29,982)
Total Credits		17,618

Debits		-
NET CAPITAL	$	17,618

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	-
Minimum capital requirement		5,000
Net capital in excess of requirements	$	12,618

Ratio of Aggregate Indebtedness to Net Capital	0.0000 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	17,618
Net Capital, per above		17,618
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

Old Greenwich Partners, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2022

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Old Greenwich Partners, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Old Greenwich Partners, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2022

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Old Greenwich Partners, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2022 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Old Greenwich Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Old Greenwich Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Old Greenwich Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Old Greenwich Partners, LLC stated that Old Greenwich Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Old Greenwich Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Old Greenwich Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 8, 2023

Old Greenwich Partners, LLC
1614 Ponderosa Pine Drive E
Jacksonville, FL 32225

(203) 653-3800

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
For the Year Ended December 31, 2022

Old Greenwich Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Old Greenwich Partners, LLC

I, David A Quade, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct. By:

David A. Quade

Title: Managing Principal/CCO